Exhibit 99.1

Sierra Wireless Announces Bought Deal Common Share Offering to Raise US$78.4 Million

September 19, 2007 - Vancouver, British Columbia – Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) announced today that it has entered into a binding bought deal agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Piper Jaffray & Co. and RBC Capital Markets to raise gross proceeds of US$78.4 million from the sale of 3,500,000 common shares in the United States and Canada at a price of US$22.40 per share (the “Offering”).

Sierra Wireless has granted the underwriters an option to purchase up to an additional 525,000 common shares at the offering price during the period ending 30 days from the closing of the Offering to cover over-allotments, if any.  If the over-allotment option is exercised in full, gross proceeds of the Offering will be approximately US$90.2 million.

The Offering is expected to close on or about October 2, 2007, subject to customary closing conditions.

The net proceeds from the Offering will be used for general corporate purposes, working capital and potential future acquisitions.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers be accepted prior to the time the registration statement becomes effective.  A preliminary prospectus relating to these securities will be filed with each of the provincial securities regulatory authorities in Canada.

Once filed, a copy of the preliminary prospectus may be obtained from Lovena.Doodahnand@cibc.ca or by calling 416-594-7270.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless modems and software connect people all over the world with mobile broadband networks that keep them in touch, informed, and productive from wherever they need to be. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, machine-to-machine, and specialized vertical industry markets, and provides professional services to customers requiring expertise in wireless design, integration, and carrier certification. With 2006 revenues of $221 million, Sierra Wireless (NASDAQ: SWIR – TSX: SW) is headquartered in Richmond, British Columbia, Canada with additional offices in Carlsbad and Hayward, California; London; and Hong Kong. For more information about Sierra Wireless, visit www.sierrawireless.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT